Boulette's
Profit and Loss
January - December 2023

	Total
Income	
SALES	
PRIVATE DINING SALES	
Private Dining Sales	345,936.11
Total PRIVATE DINING SALES	$ 345,936.11
RESTAURANT SALES	
Beer Sales	39,155.75
Beverage Sales	224,531.00
Cocktail Sales	1,504.00
RESTAURANT FOOD SALES	
Desserts Sales	11,410.50
Food Sales	563,436.62
Larder Sales	2,300.00
Mac Event Sales	279.00
Pizza Sales	208,827.00
Uncategorized Sales	8,578.69
Total RESTAURANT FOOD SALES	$ 794,831.81
Wine Sales	73,762.50
Total RESTAURANT SALES	$ 1,133,785.06
SF Surcharge	6,917.88
SHOP SALES	
8/16/2023 Sales Shop	1,047.00
Adriatic Dreams Sales	2,737.00
Aegean Flavors Sales	3,106.00
Bar Sales Shop	1,500.00
Beer Sales Shop	120.00
Beverage Sales Shop	531.00
Cakes/Pastries Sales	27,496.00
Cocktail Sales Shop	6,410.00
Delivery Sales	460.00
French Cuisine Shop Sales	2,780.00
High Summer Produce Sales	3,542.00
Into The Adriatic Sales	4,341.00
Japanese Pantry Sales	129.00
July's Last Weekend	3,443.80
Labor Day Sales	3,999.00
Larder 8/25 Sales	2,422.00
Larder Menu 7/22	2,455.00
Larder Menu Aug 11/12	1,550.00
More Adriatic Dreams Sales	2,741.00
More Italian Pleasure Sales	158.00
More Mediterranean Sales	2,884.00
Of Quiet Summer Joy	4,856.00
Old Retail	528.00
Olive Oils Sales	158.00
Pantry Sales	230.00
Per Person	3,850.00
Pizza Sales Shop	3,270.00
Product Sales	104.00
Retail Sales	50,497.71
Salon des Arts Sales	523.50
Saturday Chef's Special	25,906.66
Saturday Larder Sales	31,847.40
Southern Summer Vittles	3,521.00
Spanish Summer Sales	4,424.00
Summer In Greece	4,274.00
Uncategorized Sales Shop	157,748.83
Wine Sales Shop	2,353.00
Total SHOP SALES	$ 367,943.90
SURCHARGES	
Surcharges - Restaurant	41,287.26
Surcharges - Shop	13,611.19
Total SURCHARGES	$ 54,898.45
Total SALES	$ 1,909,481.40
Total Income	$ 1,909,481.40
Cost of Goods Sold	
Beer Costs	12,184.84
Food Costs	
Dairy	49,485.46
Grocery	182,568.57
Meat	20,634.26
Paid Outs	56,281.31
Poultry	9,411.16
Produce	52,652.67
Seafood	25,410.05
Total Food Costs	$ 396,443.48
Liquor Costs	29,951.40
NA Bev Costs	9,540.37
Retail Costs	
Flowers	12,252.53
Resold Items	23,519.29
Total Retail Costs	$ 35,771.82
Wine Costs	38,159.77
Total Cost of Goods Sold	$ 522,051.68
Gross Profit	$ 1,387,429.72
Expenses	
(A) LABOR	
Admin	112,425.98
BOH	
Cook	327,803.65
Dishwasher	132,984.01
Total BOH	$ 460,787.66
FOH	
Bartender	95,666.80
Server	124,728.49
Total FOH	$ 220,395.29
Total (A) LABOR	$ 793,608.93
(A) PAYROLL RELATED EXPENSES	
Bonus	4,100.00
Contract Labor	20,491.54
Employee Gifts	4,600.00
Employer Payroll Taxes	77,168.42
Health Insurance Premiums	29,027.28
Medical Treatment Owner	12,047.72

Overtime		9,912.24
Owner Health Insurance		29,599.99
Recruiting		1,068.00
Retro		775.02
Sick Pay		2,200.08
Vacation		293.28
Workers Comp		7,449.11
Total (A) PAYROLL RELATED EXPENSES	**$**	**198,732.68**
ADVERTISING & MARKETING		
Advertising		651.00
Total ADVERTISING & MARKETING	**$**	**651.00**
GENERAL BUSINESS EXPENSES		
Auto Expenses		17,922.57
Auto Insurance		3,709.92
Bank Service Charges		1,401.20
Cash Over & Short		0.00
Customer Discounts		5,177.04
Customer Refunds		3,530.30
Customer Returns		1,027.50
Delivery Service Fees		-526.00
Dues & Subscriptions		7,205.35
Gifts		1,805.54
Life Insurance		2,889.25
Local Municipal Fees		298.45
Local Transportation		391.57
Melio Service Fees		262.50
Menu Paper		2,309.02
Parking & Tolls		1,576.38
Postage & Delivery		29.55
Printing		261.04
Square Fees		62,778.31
Website		1,146.64
Total GENERAL BUSINESS EXPENSES	**$**	**113,196.13**
OCCUPANCY EXPENSES		
CAM Charges		90,770.37
Deferred Rent		54,250.00
Ferry Building Rent (deleted)		5,662.00
Liability Insurance		29,748.00
Office Rent		47,406.15
Percent Rent		83,111.62
Pest Control		101.16
Promo		3,513.11
Total OCCUPANCY EXPENSES	**$**	**314,562.41**
OUTSIDE SERVICES		
Janitorial		2,085.00
Linen Service		20,828.35
Payroll Fees		3,209.21
Recruiting		100.00
Uniforms		687.53
Total OUTSIDE SERVICES	**$**	**26,910.09**
PROFESSIONAL FEES		
Accounting		46,448.00
Legal		17,493.00
Musician		1,337.00
Total PROFESSIONAL FEES	**$**	**65,278.00**
REPAIRS & MAINTENANCE		
Repairs - Equipment		233.00
Repairs - Premises		24,749.87
Total REPAIRS & MAINTENANCE	**$**	**24,982.87**
SUPPLIES		
Cleaning Supplies		1,328.35
Dining Supplies		1,916.21
Equipment		569.18
Firewood		7,855.29
Kitchen Supplies		1,343.72
Office Supplies		11,318.13
Packaging Supplies		1,095.45
Pizaa Box Packaging Supplies		200.00
Restaurant Signs		505.26
Restaurant Supplies		44,674.16
Retail Supplies		3,150.17
Total SUPPLIES	**$**	**73,955.92**
TAXES		
Licenses & Permits		7,378.59
Property Taxes		13,077.80
Total TAXES	**$**	**20,456.39**
UTILITIES		
Electric & Gas		10,939.61
Telephone		6,680.49
Water		1,046.77
Total UTILITIES	**$**	**18,666.87**
Total Expenses	**$**	**1,651,001.29**
Net Operating Income	**-$**	**263,571.57**
Other Income		
Interest Income		764.49
Total Other Income	**$**	**764.49**
Other Expenses		
1-Time Expenses		52,895.95
1-Time Set Up Fees		3,250.00
Annual Fees		1,472.00
California Franchise Fees		6,000.00
Equipment Purchases		11,770.68
Guaranteed Payment Owner		23,000.08
Owner Expenses		17,702.01
Property Taxes		31,555.95
Research & Development		8,325.23
Travel		3,372.96
Total Other Expenses	**$**	**159,344.86**
Net Other Income	**-$**	**158,580.37**
Net Income	**-$**	**422,151.94**

Boulette's
Balance Sheet
As of December 31, 2023

	Total
ASSETS	
Current Assets	
Bank Accounts	
FRB Checking X7441	4,616.00
FRB Money Market X7656	5,011.44
Petty Cash	4,313.68
Square Credit Card Receivables	5,037.35
Square Suspense	24,578.02
WF Checking	40,704.81
WF Payroll	15,924.61
WF Savings	50,811.03
Total Bank Accounts	**$ 150,996.94**
Other Current Assets	
Employee Advances	903.28
FTB Prepayment	0.00
Inventory	0.00
Beer Inventory	645.00
Food Inventory	10,462.00
Liquor Inventory	5,385.00
Wine Inventory	6,555.00
Total Inventory	**$ 23,047.00**
Prepaid SF Property Tax	0.00
Prepaid Workers Comp	0.00
Suspense	0.00
Total Other Current Assets	**$ 23,950.28**
Total Current Assets	**$ 174,947.22**
Fixed Assets	
Accum. Depreciation	-2,312,284.00
Tenant Improvements	2,914,390.00
Total Fixed Assets	**$ 602,106.00**
Other Assets	
Deposit	12,068.27
Total Other Assets	**$ 12,068.27**
TOTAL ASSETS	**$ 789,121.49**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	43,851.33
Total Accounts Payable	**$ 43,851.33**
Credit Cards	
AMEX Platnium Lori X14005)	5,125.80
Total Credit Cards	**$ 5,125.80**
Other Current Liabilities	
Accrued Payroll Expenses	36,000.00
Accrued SF Tax	0.00
Loan - Robert Holgate	50,000.00
Loan From Steven Kay	75,000.00
Payroll Suspense	0.00
Private Dining Deposits	22,295.19
Sales Tax Payable	20,071.22
Tips Payable	11,583.94
Uncashed Paychecks Liability	0.00
Total Other Current Liabilities	**$ 214,950.35**
Total Current Liabilities	**$ 263,927.48**
Long-Term Liabilities	
Gift Cards	6,309.90
Loan - Lori Regis	226,942.00
Loan Amaryll Schwertner	226,942.00
Total Long-Term Liabilities	**$ 460,193.90**
Total Liabilities	**$ 724,121.38**
Equity	
Opening Balance Equity	0.00
Retained Earnings	487,152.05
Net Income	-422,151.94
Total Equity	**$ 65,000.11**
TOTAL LIABILITIES AND EQUITY	**$ 789,121.49**

Boulette's
Statement of Cash Flows
January - December 2023

	Total
OPERATING ACTIVITIES	
Net Income	-422151.94
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Employee Advances	-903.28
FTB Prepayment	0
Inventory	0
Inventory:Beer Inventory	-645
Inventory:Food Inventory	-10462
Inventory:Liquor Inventory	-5385
Inventory:Wine Inventory	-6555
Prepaid SF Property Tax	0
Prepaid Workers Comp	0
Suspense	0
Accum. Depreciation	2312284
Tenant Improvements	-2914390
Deposit	-12068.27
Accounts Payable (A/P)	43863.68
AMEX Platnium Lori X14005)	5125.8
Accrued Payroll Expenses	36000
Accrued SF Tax	0
Loan - Robert Holgate	50000
Loan From Steven Kay	75000
Payroll Suspense	0
Private Dining Deposits	22295.19
Sales Tax Payable	20071.22
Tips Payable	11583.94
Uncashed Paychecks Liability	0
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-374184.72
Net cash provided by operating activities	-796336.66
FINANCING ACTIVITIES	
Gift Cards	6309.9
Loan - Lori Regis	226942
Loan Amaryll Schwertner	226942
Opening Balance Equity	0
Retained Earnings	487139.7
Net cash provided by financing activities	947333.6
Net cash increase for period	150996.94
Cash at end of period	150996.94

Friday, Apr 12, 2024 10:22:32 PM GMT-7